SEC Registration No.: __________________


                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            Form 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    SOCKEYE SEAFOOD GROUP INC.
        (Name of Small Business Issuer in its charter)

             Nevada                            98-0400208
---------------------------------        ----------------------
  (State or other jurisdiction             (I.R.S. Employer
 of incorporation or organization)       Identification Number)

                    Suite 400 - 601 W. Broadway
                  Vancouver, B.C., Canada V5Z 4C2
             ---------------------------------------
             (Address of principal executive offices)

           Issuer's telephone number:  (604) 675-6872
           Issuer's facsimile number:  (604) 713-8601




Securities to be registered under Section 12(b) of the Act: None



Securities to be registered under section 12(g) of the Act:

             Common Stock, $.001 par value per share

                           TABLE OF CONTENTS

Part I  . . . . . . . . . . . . . . . . . . . . . . . . . . 4

Item 1.  Description of Business . . . . . . . . . . . . . .4

Item 2.  Management's Plan of Operation and Analysis of
         Results of Operations and Financial Condition . . .17

Item 3.  Description of Property . . . . . . . . . . . . . .24

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . 24

Item 5.  Directors and Executive Officers, Promoters and
         Control Persons . . . . . . . . . . . . . . . . . .25

Item 6.  Executive Compensation . . . . . . . . . . . . . . 26

Item 7.  Certain Relationships and Related Transactions . . 27

Item 8.  Description of Securities . . . . . . . . . . . . .27

Part II . . . . . . . . . . . . . . . . . . . . . . . . . . 28

Item 1.  Market for Common Equity and Related Stockholder
         Matters . . . . . . . . . . . . . . . . . . . . . .28

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . .29

Item 3.  Changes in and Disagreements with Accountants . . .30

Item 4.  Recent Sale of Unregistered Securities . . . . . . 30

Item 5.  Indemnification of Directors and Officers . . . . .32

Part F/S . . . . . . . . . . . . . . . . . . . . . . . . . .33

Part III . . . . . . . . . . . . . . . . . . . . . . . . . .49

Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . .49

                  FORWARD LOOKING STATEMENTS
                  ==========================
Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under
Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As we have not registered our securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to us.

                     AVAILABLE  INFORMATION
                     ======================
We have filed this registration statement with the U.S.
Securities and Exchange Commission. Upon completion of this registration, we will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file all requisite reports, such as Forms 10-KSB, 10-QSB and 8-KSB, proxy statements, under Sec. 14 of the Exchange Act, and other information with the Commission. Such reports, proxy statements, this registration statement and other information, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of all materials may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

                           PART I

Item 1.  Description of Business
================================
General Information
-----------------------
Sockeye Seafood Group Inc. was incorporated in the State of Nevada on May 21, 2003. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the United States Securities and Exchange Commission.

We formed our company to engage in the business of procuring seafood products directly from Pacific Northwest First Nations organizations, consisting of West Coast Canadian First Nations Bands and Native American Tribes, and marketing them to North American and International wholesalers, distributors, and retailers. We are currently developing our business operations using the proceeds we raised in our initial offering. In August 2004, we raised a total of $40,000 in an offering of our securities, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The registration statement for the offering was registered and qualified for sale by the State of Nevada Securities Division in August 2003.

We are in the development stage; have commenced limited business operations; have not yet generated any revenues or realized any income; and have incurred net operating losses of $4,108 since inception. Because we do not have significant cash in the bank or other material assets, nor do we have an established source of revenues sufficient to cover our operating costs, our auditors have expressed substantial doubt as to our ability to continue as a going concern. Our officers and directors, however, have committed to advancing our operating costs on an interest free basis until we begin to generate revenues to cover them to insure that we have enough operating capital over the next twelve months to establish our business.

Our fiscal year end is December 31. We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

We do not consider ourselves a "blank check" company, as that term is defined in Regulation C, Rule 419, and we do not intend to merge with or acquire another company now or in the foreseeable future.

Background of the Industry
--------------------------
Based on the extensive experience of our Management team over the past 15-18 years, British Columbia's fisheries and aquaculture industries have undergone substantial changes during the last decade. Historically, the industry was dominated by activities related to the harvest and processing of wild salmon, while other species accounted for a relatively small share of the total output. More recently, it appears the commercial fisheries in British Columbia have been diversifying, placing increased emphasis on the harvest of species other than salmon. Government initiatives offered in an attempt to balance the size of the salmon fleet with other species has played an important role in the restructuring of the industry, which in the late 1990s. The commercial fishery responded to the Government initiatives by focusing on the harvest of species other than salmon and developing new markets for them.

At the same time, it is well established that technological advances have led to the development of a growing worldwide aquaculture (farmed finfish and shellfish)industry. According to statistics we gathered from the British Columbia Ministry of Agriculture, Food and Fisheries and The 2003 British Columbia Seafood Industry Year in Review, in the early 1980s, the industry focused almost exclusively on shellfish farming, but is now dominated by finfish farming activities. Their analyses indicate that output of the aquaculture industry has grown to the extent that the landed value of farmed finfish and shellfish produced in British Columbia now rivals that of the wild catch. The statistics also document that British Columbia's fish processing industry processes more than 80 species of both wild and farm-raised fish into seafood products. Both domestic and foreign vessels deliver fish to processing plants in British Columbia ports or to fish processing vessels offshore.

According to BCSTATS, British Columbia's Fisheries & Aquaculture Sector, Sept. 2004, in 2003, the British Columbia harvest of more than 80 species of farmed and wild fish, shellfish and marine plants increased to 304,000 tons, with a total landed value of $636.8 million. Real GDP in the fisheries and aquaculture sector (including all four industries) was estimated at $601 million in 2001, accounting for 0.5% of the province's total gross domestic product. The industry is currently about a fourth as big as agriculture and food processing.

Wholesale Values
----------------
As evidenced in BCSTATS, British Columbia's Fisheries & Aquaculture Sector, Sept. 2004, obtained from the Ministry of Management Services, British Columbia, the wholesale value of seafood in British Columbia has remained fairly stable over the past five years. The wholesale value of the finished seafood products reached $1.1 billion in 2003, sales of farmed salmon generated $308 million, wild salmon $183.6 million, groundfish $262.8 million, shellfish $226.6 million, herring $102.9 million and other fish $24.2 million in wholesale value. The wholesale values include imported raw fish that are processed in BC and re-exported. The value of production peaked in 1994 and has hovered around the billion-dollar mark since. While salmon fisheries declined throughout the 1990s, groundfish and shellfish harvests and aquaculture increased in significance. Total harvests in 2000 were 200,000 tons. The most significant gain in terms of value was by the farmed salmon industry, from $170 million in 1990 to $309 million in 2000. Farmed salmon is now the largest segment in terms of value.

British Columbia seafood products undergo various levels of processing and can be grouped into five primary processing categories: fresh, frozen, canned, cured and "other". The 2003 British Columbia Seafood Industry Year in Review, obtained from the Ministry of Agriculture, Food & Fisheries in British Columbia, states that in 2003 fresh seafood products contributed 58% of the total wholesale value, followed by frozen products at 20%, cured products (including salted and smoked) at 13%, canned products 4% and other products accounting for the remaining 5%. In 2003, 171,744 tons of British Columbia seafood was exported to 56 countries, with a total export value of $997 million.

Quick facts obtained from BCSTATS, British Columbia's Fisheries &
Aquaculture Sector, Sept. 2004, Ministry of Management Services,
Province of British Columbia:

-	The wholesale value of wild and aquaculture harvests averages about $1 billion annually with wild and farmed salmon making up about half of that total.

-	Over 90 percent of seafood produced in British Columbia,
Canada is exported. The United States accounts for 64% of the total seafood exported and Japan 21% (with the remainder split between the EU and other countries.)

First Nations Participation
---------------------------
The Supreme Court of Canada's Marshall decision on September 17, 1999, affirmed a treaty right for all First Nations groups to fish, hunt and gather in pursuit of a 'moderate livelihood', stemming from treaties signed in 1760 and 1761.

Following the Court's decision, the Canadian Department of Fisheries and Oceans (DFO) initiated the Marshall Response Initiative to provide the 34 Mi'kmaq and Maliseet First Nations tribes in the Maritimes and the Gasp region of Quebec, who were potentially affected by the decision, with increased access to the commercial fishing industry on an immediate basis.

As a result of this policy response, the majority of the 34 affected Mi' kmaq and Maliseet First Nations tribes have taken on a much more significant role in the commercial fishing industry.

As reported in a study prepared for the Ministry of Agriculture, Food & Fisheries, by Michelle James of Teakerne Resource Consultants in 2003, regarding Native Participation in British Columbia Commercial Fisheries, increased Aboriginal participation has been accommodated, in part, through the voluntary retirement of fishing licenses from existing commercial license holders. In this way, disruption of other fishers has been minimized. Many of the affected First Nations groups have made dramatic progress in increasing their participation in the fishing industry and their communities have derived a number of benefits as a result. The Marshall Response Initiative has laid the foundation for a brighter future and given First Nations communities tools to help achieve greater economic prosperity and improve their quality of life.

The August 2004 issue of The Marshall Report-Fisheries and Oceans Canada, reported that First Nations groups have obtained access to more than 310 fishing enterprises under the fisheries agreements reached with DFO in response to the Marshall decision. In many cases, the enterprises have licenses to fish for several different species.

The report also disclosed that, in February 2004, the Canadian Minister of Fisheries and Oceans announced that a new $6 million At-Sea Mentoring Initiative would be carried out over the next four years. Under this initiative, mentors will help in-shore and mid-shore fishers, fisheries captains and deckhands improve their skills at sea, during the fishing season. This initiative is aimed at providing the skills for in-shore fishers to fish all their licenses and to diversify their catch. Over time, this should result in employment of more crews that are made up of members of First Nations groups.

According to the BC Seafood Alliance (www.bcseafoodalliance.com), the Fisheries Operations Management Initiative will assist First Nations groups in improving their fisheries management skills. Over the next four years, DFO will provide $1 million to help improve the operation and management of First Nations fisheries enterprises. This may include assistance in developing and implementing management structures, setting out how information sharing and reporting will be carried out, as well as establishing and communicating roles and responsibilities.

Our Proposed Business Operations
--------------------------------
We intend to use our well established contacts within the First Nations groups and commercial fishing industry to provide better pricing and quality for processing facilities and end-users, in hopes of establishing our company as a preferred BC seafood brokerage agency.

We intend to provide brokerage services, including assisting buyers and sellers in preparing and coordinating the purchase and delivery of products, generating commission revenues from facilitating the process.
                                   7


We intend to use our website, www.sockeyeseafood.com, for informational purposes, while establishing and building a buyer's network by means of direct sales and customer service. We will also focus on low-end product distribution networks, such as restaurants and fish/meat markets who sell directly to the public. Knowing how important price and quality are in the highly-competitive restaurant and resale distribution seafood market industry, and how often over-supply of certain fish products have spoiled because of lack of market awareness and demand, we believe that we can connect restaurants with a supplier of high quality products to satisfy their demand for lower cost products, yet maintain quality and freshness. We intend to use the collective 25 years of experience of our Management team with the First Nations fisheries and commercial fisheries to bring a greater and fresher supply of products to market.

Products & Services
-------------------
Our target industry will be frozen salmon and groundfish trading, fresh shellfish, such as Manila clams and Dungeness crab, and miscellaneous seafood, such as secondary byproducts and other lower level processing spin-offs (ie. Salmon roe, carcasses, etc.). Groundfish is a broad term used to categorize demersal or benthic fish
- fish that dwell at or near the bottom the ocean. Some of the species typically referred to as groundfish include rockfish, perch, thornyhead, skate, flatfish (flounder, sole), mackerel and roundfish (greenlings, ling cod, Pacific cod, sablefish, sculpins, walleye pollock, Pacific hake).

Salmon will be represented by five different species:

   King Or Chinook Salmon
   ----------------------
-  Largest and least abundant of all 5 species
-  4 to 7 year life cycle
-  Average weight: approximately 20 lbs
- Prized for red flesh, rich flavor, high oil content and firm texture
-  Most often served in upscale, white tablecloth restaurants

   Sockeye Or Red Salmon
   ---------------------
- Known for its deep red flesh, Sockeye retains its color, firm texture and distinctive flavor when cooked or processed
-  4 to 6 year life cycle
-  Average weight: approximately 6 lbs.
-  Has long been the salmon of choice of the quality conscious
   Japanese market.

   Coho Or Silver Salmon
   ---------------------
-  Second largest of 5 species
-  3 to 4 year life cycle
-  Average weight: approximately 12 lbs.
-  One of the most commonly used species in foodservice
-  Known for their orange-red flesh, superior texture and excellent eye appeal
                                  8

   Chum Salmon
   -----------
-  Most widely available
-  3 to 5 year life cycle
-  Average weight: approximately 8 lbs.
- Known for their firm pink flesh and moderate fat content, which results in their delicate flavor

   Pink Salmon
   -----------
-  Smallest and most abundant of 5 species
-  2 year life cycle
-  Average weight: 2 to 3 lbs.
- Known for their bright, rose-colored flesh and delicate flavor. Their abundant supply makes them an attractive value.

We intend to provide services to both the buyer and seller to facilitate the process including assisting on site, ensuring the seller has an accredited Canadian Department of Fisheries Buying Station or Plant License, prearranging sale of catch, arranging escrow services, if required, coordinating equipment and ice for packing and delivery, as well as planning and arranging for truck delivery, when required.

We believe that for salmon products, we can charge a rate of 5-7% per transaction, which based on an average of $.35-$.40 per pound, and an average sales volume of 1,000,000 lbs., would yield an average commission of $22,200 per 1,000,000 lb. transaction. On Sockeye Salmon which markets at between $4.00-$6.00 per pound, in quantities around 300,000 pounds, we would yield an average commission of $90,000 per transaction. We believe that we can accept a lower commission for our services to give us a competitive edge, allow us to become established in the industry and showcase our competitive strength, which we feel is our Management team's connections throughout the industry.

Principal Suppliers
-------------------
Initially, we intend to use the following principal suppliers, with whom our officers and directors have established connections from past business relationships in the industry:

Wiola's Seafood Trading Ltd., Delta, BC

Pioneer Fish Company, Richmond, BC

Northwest Seafood Exchange, Seattle, WA

Kach-Teen Seafood, Ltd., Lummi, WA

Rid of the Red, Burnaby, BC

All of the above companies are unrelated third parties and no definitive agreements or contracts have yet been entered into with any party, verbal or otherwise. Once the winter season is over and the fishing vessels are again working on a regular basis, we intend to make contact with the above principal suppliers and begin negotiations to determine where we will be able to acquire the best prices, products and delivery schedules.

Methods of Distribution
-----------------------
Initially, we will endeavor to sell our services directly to buyers. We will solicit these individuals and corporations via existing connections of our Management, as well as through direct mail, email and fax broadcasts. Interested parties will be directed to view our website or to call our office for updates regarding returning vessels and their catch information.

As opportunities arise, we will also explore expanding our marketing efforts to other channels such as trade shows and trade magazines, both nationally and internationally. We intend to begin on the West Coasts of both Canada and the U.S., particularly in the Pacific Northwest, and as cash flow increases, we will explore expanding the network further south and eastward, with the hope of eventually expanding internationally, as funds allow.

Seafood reaches consumers in most countries through a multi-level system, which may involve at least three or four transactions before a product is purchased by a consumer in a supermarket or fish market or eaten in a restaurant. In most countries, the channels of distribution incorporate locally caught and processed seafoods, with items imported from around the world. For example, in the U.S. and Japan, the two largest markets for seafood, almost two-thirds of the seafood consumed is imported.

In some cases, the lines between the roles of companies in the seafood distribution channel get blurred, particularly when one company performs two functions, such as an importer that also manufactures seafood into consumer products or a distributor that also imports seafood directly.

In addition, seafood is processed into a wide variety of product forms (head on, head off, steaks, fillets, portions, smoked). Seafood can also be packaged either minimally or extensively and sold live, fresh, frozen or canned. Products may move directly from fish plant to end-user or through a myriad of sales and distribution channels where value may be added through additional processing.

We intend to broker seafood products directly from the fishing vessels to the myriad of buyers that exist in the marketplace including:

Exporters - Seafood exporters purchase a product and sell it to a buyer, known as an importer, in another country. The seafood an exporter buys can be purchased from a seafood processor or a trading company that has purchased the product from a processor. Many large seafood processors do their own exporting and sell their seafood directly to buyers in other countries.

Exporters are usually paid for their products by a Letter of Credit
(LC) or by a direct bank wire transfer (TT). Depending on the terms of the sale, an exporter may be paid either when the product is shipped or when it is received by the importer.

Importers - Seafood importers purchase products from foreign suppliers that export seafood. Importers normally purchase products outright and pay for them either on shipment or on receipt of the products in their own countries. In many cases, though, payment will be subject to clearance by local health authorities, such as the FDA in the U.S.

Most well-established importers have long-standing relationships with their foreign suppliers and may or may not be looking for additional sources of supply. Often, an importer will look for additional suppliers only if his current supplier is unable to fill his needs, or if he can get a lower price from a new supplier.

Seafood Processors - Primary seafood processors (which include fish processing plants) buy fish and shellfish from fishermen and aquaculture producers. How much processing a processor does can vary greatly, depending on the product and the market. In the case of fresh salmon and halibut, for example, a large volume of fish is simply headed, gutted, washed and put into a box before it is sold to a buyer. In the case of other products, such as crab or canned salmon, the processing is more extensive.

Secondary seafood processors buy products from seafood processors and do additional processing into more convenient product forms. A secondary processor in Seattle, for example, may buy salmon from a fish plant in Vancouver and have it processed into skinless, boneless salmon portions. Many primary seafood processors also perform secondary processing functions. In this case, primary processors reprocess their own product, as well as raw material they buy from other primary processors. Primary processors will also buy raw material from traders, since processors will not always sell directly to competing processors.

Brokers - Brokers act as the sales agents for the actual owners of the product (foreign or domestic processors in many cases, or importers) and receive a commission on any sales they transact. Brokers, who do not normally take title to goods, often work a specific region of a country where they have developed relationships with buyers. Brokers normally sell to wholesale distributors or to higher-volume end users such as restaurant chains or supermarket chains.

Traders - Traders purchase seafood and sell to other traders, exporters, importers, distributors, foodservice operators or retail supermarket chains. Traders usually specialize in a few specific seafood commodities and minimize market risk by doing "back-to-back" deals where they do not buy products until they have identified a customer. While brokers earn commissions from sales, traders earn a profit on the margin between their purchase price and their sales price. Volume is important for traders because of the small margins realized on each sale.

Distributors - Distributors purchase products from processors, traders, importers or wholesalers and provide physical delivery of products to foodservice operations (restaurants, hotels, schools, hospitals) or retail markets (supermarkets, fish markets). In general, distributors do not spend a great deal of time "selling" new items and species or developing new markets. Two types of distributors handle seafood: broadline distributors and specialty seafood distributors.

Broadline Distributors - Broadline distributors, who usually specialize in either the foodservice or supermarket markets, sell a very large range of food and non-food items. Foodservice broadliners sell thousands of food, table, and kitchen items to restaurants, hotels, and food operations at hospitals, schools, cruise lines, and other outlets where food is prepared and sold or served. Retail broadliners, on the other hand, will supply supermarkets with a comprehensive, although less extensive variety of items. In a number of cases, retail broadliners are a cooperative owned by a regional group of independent supermarkets.

While seafood is but one of many food items offered by broadline distributors, it is an important commodity. Generally, broadline distributors do not purchase seafood directly from foreign suppliers but deal with importers, processors, and brokers. Most of the seafood carried by broadline distributors is frozen. However, a growing number of broadline distributors carry some fresh seafood items that are available on a regular basis.

Specialty Seafood Distributors - Specialty seafood distributors, as the name indicates, specialize in seafood or seafood-related products, with an emphasis on fresh products. Specialty seafood distributors sell to both foodservice and retail accounts. Most major U.S. cities have one or two specialty seafood distributors that dominate the market and a number of smaller seafood distributors. Seafood distributors normally make deliveries directly to individual restaurants or retail stores as often as five days a week. In the case of larger supermarket chains, though, a seafood distributor may deliver to a central warehouse and the chain will make deliveries to its individual units. Specialty seafood distributors purchase seafood from importers, processors, brokers, traders and other distributors.

Foodservice Buyers- The foodservice industry includes restaurants and institutions (including hospitals, schools, factories and large offices). The restaurant segment of food service includes large seafood chains, such as Red Lobster, Long John Silver's and Captain-D's; family restaurants such as Chili's, Perkins and Denny's; and casual dining and independent restaurants. While most foodservice operations buy from distributors, the purchase decision is often made after a sales presentation of a new product by an importer, processor or broker. Each foodservice operation has individual requirements as to price, product form, packaging, frequency of delivery and other factors.

Retail Buyers - The retail market segment for seafood consists primarily of large regional supermarket chains. However, in recent years mergers have created some powerful chains with national reach. In most cases, seafood purchasing decisions, particularly for fresh products, are made at the national or regional division level. Rarely are purchasing decisions made at the level of the individual supermarket.

Large volumes of fresh and frozen seafood are also sold through warehouse/club stores such as Costco and Sam's Club. Most seafood purchasing decisions for club stores are also made at the national and regional levels. For some fresh seafood items-like farmed salmon-that are readily available, club stores will sign a contract for guaranteed pricing for a 3-or 6-month period. Depending on the product, club stores will buy direct from processors, importers, or seafood distributors. As a general rule, club stores buy fresh seafood from seafood distributors and frozen seafood directly from processors and importers.

Independent fish markets are still important retail outlets on the East Coast of the United States, but less so in the West. A retail fish market will generally move considerably more seafood than a seafood counter at an individual supermarket.

In summary, we intend to act as exporter, broker or trader, delivering product to importers, processors, distributors and retailers. To reach these target groups, we intend to use direct sales by means of telephone, fax and email conducted by our Management team until such time as we generate revenues and can afford to hire sales staff.

We believe that one market in particular, Chum Salmon, will be very lucrative. Normally Chum Salmon is considered lower-grade because of its sheer volume of catch. Over the years, the omission of Chum Salmon from the dinner menus of major restaurants has led buyers to believe that it cannot provide the same quality experience for the pallet as other species of Salmon. However, in our Management's experience, Chum Salmon is abundant, inexpensive and definitely comparable, if selected properly. We believe that quality can be ensured by using a select group of Pacific Nations members who are proficient in catching quality Chum Salmon and by doing so, we believe that the cost savings in converting our primary brokerage sales to Chum Salmon will be an attractive proposition for any of our target markets.

We intend to advertise in web-based and print-based trade magazines and journals, such as Food Service, FoodNet, Foodservice.com, Nation's Restaurant News (NRN), On the Rail, Restaurant Business, Restaurant Digest, Restaurant Finance Monitor, Restaurant Forum, Restaurant Report, Restaurants & Institutions Magazine, Restaurants and Institutions Marketplace, SLAMMED Magazine, among others.

Website
-------
We have developed and are currently managing our website at http://www.sockeyeseafood.com to inform the public regarding our services, proposed products, quality, quantity and pricing and to provide up-to-the-minute harvest information directly from returning fishing boats. Once we have developed a database of buyers, we intend to prepare an email address list and disseminate current information directly to those buyers via email and fax broadcast. During the off-season for salmon fishing, we intend to produce a newsletter to keep in contact with buyers regarding developments in the fishing industry.

The website is hosted by Hostway Corporation , an unrelated third party located at 1 N. Stet S. Suite 1200, Chicago IL 60602 at a charge to us of $13.95/month. The services are based on a verbal agreement which is prepaid for a period of 2 years, which expires on May 5, 2005, and is renewable on a year-to-year basis thereafter. We are responsible for making any changes to the website, as well as posting of all content and updates, which is done on a daily basis during the busy fishing season and on a bi-monthly basis during the off-season by our Management. No web functions are currently being contracted to any third parties at this time, other than the web hosting disclosed above.

Competition
-----------
Competition for the products we intend to broker and the services we intend to offer comes from several reputable companies throughout Canada and the U.S. These companies range from large multi-nationals who manage hundreds of accounts to small "one-man operations" who service only a few clients. In general companies that operate in this industry cooperate primarily with commercial fisheries and do not have the contacts within the First Nations communities to gain access to, or simply are not aware of the First Nations openings that account for 3-5% of the total harvests of salmon, halibut, and shellfish from the coastal waters of British Columbia.

We believe our top competitors in British Columbia are:

Calkins And Burke Ltd.
#800-1500 West Georgia St.
Vancouver BC
Canada V6G 2Z6
                                     14

Majestic Seafood Products (1997) Inc.
100-1200 Valmont Way
Richmond BC
Canada V6V 1Y4

Ocean Fisheries
13140 Rice Mill Road
Richmond BC
Canada V8W 1A1

Lions Gate Fisheries Ltd.
4179 River Road
Delta BC
Canada V4K 1R9

Pacific Seafoods International Ltd.
10210 Bowerbank Roaed
Sidney BC
Canada V8L 3X4

Pinnacle Seafoods Ltd.
2199 Commissioner St.
Vancouver BC
Canada V5L 1A4

Andersen Food International Ltd.
10972 Shelley Pl.
Delta BC
Canada V4E 1G5

Some of these companies have a longer operating history, significant capital and established long-term contacts in the fishing industry, as well as with various buyers. We believe that we can successfully compete in the industry because there are few companies who buy regularly from the First Nations groups, where a large amount of fishing permits are now being allocated. We believe that as a result of our contacts, as well as the fact that we intend to focus our efforts primarily on these sources, we believe that we can "brand" our company as a both a reliable source of market harvests, a source of consistent high-quality and a less-expensive product offering for buyers.

We believe the primary factors for our success will be to forge good relationships with the First Nations communities that provide the seafood harvests, controlling the quality of product delivered to market and educating and fostering a strong buying network.

Government Regulation, Licensing and Taxation
---------------------------------------------
We have obtained our Nevada Business License and are in the process of filing our extra provincial registration papers so that we are properly registered to operate and conduct business in the Province of British Columbia, Canada. We are also in the process of filing our

                                15

Customs Business Number, which is required for importing products into Canada. We are currently in the application process for a sales tax number for the collection and payment of both provincial and federal sales taxes in Canada and the U.S. We will be applying for our Fish Broker License issued under the British Columbia Fish Inspection Act from the British Columbia Ministry of Agriculture, Food and Fisheries immediately after our extra provincial registration is complete. We will also be registering in the state of Washington in March, 2005, and applying for a fish buyer's license there. Once we have secured our licensing in the State of Washington, we intend to apply for a Buying & Export Licenses for Geoduck and Sea Cucumber harvests in Lummi, Washington, which is issued under the Revised Code of Washington (RCW) from the Washington Department of Fish and Wildlife.

Internet Service Regulation- There are currently no definitive laws relating to e-commerce business or online sales of products. It is possible that claims could be made against online e-commerce companies in the future under both US and foreign laws for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, among others, which could impact the sale of products via the Internet and, specifically, impact our ability to sell products online. Internet Security continues to remain a concern to companies which conduct business via the web; however, with money now exchanging hands in Internet transactions, it is an even greater concern. The potential for viruses which can virtually destroy a system is a distinct possibility and hackers now have the potential technology to wreak havoc on any business operation. Unsecured transactions on the Internet are subject to inspection by just about anyone who knows how to access the information regarding them. As credit card or checking account numbers are being exchanged, the window of opportunity for theft is wide open. We will attempt to obtain the highest security measures for our website.

Our Management does not believe there are any other existing or probable government regulations could impact our business. However, we could be indirectly affected if our independent suppliers/fishing vessels fail to operate in compliance with applicable laws and regulations. We do not control any potential suppliers or their labor practices. The violation of labor or other laws by an independent supplier, or the divergence of such a supplier's labor practices from those generally accepted as ethical in Canada and the United States, could result in adverse publicity for us, which could potentially damage our reputation and impact our proposed business and/or revenues.

Patents and Trademarks
----------------------
We currently have no patents or trademarks, nor do we intend to file for any patent or trademark protection in the future. Our business is based on the import and sale of products obtained from others and, as such, no patent or trademark protection is required for the conduct of our business operations. Since we have no patent or trademark rights, unauthorized persons may attempt to copy aspects of our business, including our web site designs, product information and

                                16

sources, brokerage and sales techniques, or to obtain and use information that we regard as proprietary, such as the technology used to operate our web site and web content. Any encroachment upon our proprietary information, including the unauthorized use of our name, the use of a similar name by a competing company or a lawsuit initiated against us for infringement upon another company's proprietary information or improper use of their trademark, may affect our ability to create brand name recognition, cause customer confusion and/or have a detrimental effect on our business. Litigation or proceedings may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and/or to determine the validity and scope of the proprietary rights of others. Any such litigation or adverse proceeding could result in substantial costs and diversion of resources and could seriously harm our business operations and/or results of operations.

Employees
---------
We do not have any employees at this time, other than Sheldon Goldberg and Dave Knapfel, our two officers and directors, who devote their time as needed to our business. We believe that our operations are currently on a small scale that is manageable by these individuals, but intend to add sales staff as our operations grow and additional staff is warranted.

Reports to Security Holders
---------------------------
Annual Reports
--------------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Item 2. Management's Plan of Operation and Analysis of Results of
Operations and Financial Condition
-----------------------------------------------------------------

Results of Operations
---------------------
We are in the development stage, have commenced limited business operations, but have not yet realized any income and have incurred net operating losses of $4,108 since inception.

We expect our current cash in the bank of $40,142 at September 30, 2004 and as of the date of the filing of this registration statement, plus revenues we expect to derive from business operations to satisfy cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans. However, our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern. There is no assurance that

                                 17


sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail.

During the next 12 months, we do not intend to spend any funds on research and development.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months.

Net cash provided by financing activities since inception was $45,000, $40,000 of which were the total proceeds raised in an offering of our securities conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to our officers and directors.

Plan of Operation/Milestones
----------------------------
In order to become fully operational and profitable, we will need to achieve each of the milestones outlined below within the next 12 months:

1. Obtain Extra-Provincial Registration in British Columbia: We are currently completing the paperwork and documentation to obtain our extra-provincial registration in British Columbia, Canada and intend to have this milestone completed by the end of March 2005, at an estimated cost of $315.

2. Obtain Fish Buyer's License and Registration in the State of
Washington: We plan to obtain a fish buyer's license and register our company to do business in the State of Washington by the end of March 2005. The estimated costs to complete this milestone are approximately $300.

3. Obtain British Columbia Fish Broker License: We plan to apply for a British Columbia Fish Broker License and anticipate this milestone to be completed by the end of April 2005, at an estimated cost of $185.

4. Obtain contracts with larger seafood processors: To purchase incidental by-catches that their facilities are not geared to handle. We will begin bidding on these opportunities in May of 2005. We estimate there will be no costs incurred to solicit and establish these contacts, as the work will be done by our officers and directors.

5. Expand our distribution efforts to Chinese clientele: We primarily intend to offer Hake and Geoduck after obtaining solid and reliable sellers. We have already commenced planning for this opportunity and have started making contacts with potential buyers for both species. We anticipate purchasing and sending samples to interested buyers for consideration in June or July of 2005. We estimate the cost to complete this milestone will be approximately $300.

                               18

6. Expand our distribution efforts to Japanese clientele: To include Sockeye Salmon, Albacore Tuna, Black Cod and Salmon Roe. We intend to start actively pursuing this venture after obtaining solid commitments from fisherman and or obtaining inventoried product available from third party companies. We anticipate this to occur sometime in June or July of 2005. We don't expect to incur any costs to complete this milestone, as the contacts will all be made by our officers and directors.

7. Secure relationships with fishing vessels for product delivery direct to restaurants and hotels: We expect to complete this milestone by July 2005 at no cost, as the contacts will be made by our officers and directors.

8. Begin compiling hotel and restaurant buyers' contacts: To provide sales network of product to be purchased direct from incoming fishing vessels. We expect to complete this milestone by August 2005 at no cost, as the contacts will be made by our officers and directors.

9. Begin advertising services in trade publications: We have already identified the most widely read publications in our industry and intend to advertise in 2-3 magazines by the end of September 2005. We estimate the costs to complete this milestone will range between $3,000-$4,000.

10. Broadcast real-time information via our website for ease of access for our customers: We expect to achieve this milestone by September 2005. Furthermore, by October 2005, we intend to provide customers on-line order handling. We do not expect to incur any costs to complete this milestone, as the website content will be updated by our officers and directors.

11. Begin building a sales team to assist food and beverage industry clients in purchasing seafood products. We expect to implement this milestone in by September/October 2005 in an effort to build and expand our customer base for the 2006 spring/summer season. We do not expect to incur any costs to complete this milestone, as we will be seeking experienced sales personnel through our established contacts in the industry, rather than placing advertisements.

12. Hake program for Export: We intend to do a comprehensive study for export to Europe. We expect to complete this project and milestone with samples going out to Europe in September/October of 2005. We project the estimated costs to complete this study will be up to $1,000.

13. Begin negotiations for purchase of secondary processing equipment to add value to the products we sell: This will require significant investment and will only occur if our cash flows allow. We intend to start evaluating this opportunity in October of 2005. Since this milestone will only be completed if and when funds allow and we have will only be negotiating and discussing possible purchases, no cost estimates can be made at this time as to what we may purchase. Our officers and directors will be seeking contacts and conducting the negotiations at no cost to us.

                                  19

14. Begin attending trade shows: We are currently planning to attend the China Fisheries and Seafood Expo in Guangzhou, China PRC in November 10-12, 2005. No other trade shows are planned at this time; however, we are seeking others and plan to attend them as and when funds allow. We estimate the costs to complete this milestone will be between $1,500-$2,000.

15. Expand Asian Buyer network: As a result of the trade show in Guangzhuo, China, we anticipate more exposure in China specifically, and possibly the rest of Asia by December 2005. We hope to establish contacts throughout China during the trade show and intend to implement a sample mailing during December 2005/January 2006. We expect the costs to complete the sample mailings will be approximately $200.

16. Design and Develop "Off Season" Contact Newsletter: We plan to compile a list of contacts and design and develop a newsletter to send to them via email on a monthly basis during the "off season" to maintain regular contact with our suppliers and buyers. We intend to complete this milestone and begin emailing the newsletter sometime in December 2005. There will be no cost to complete this milestone, as the newsletter will be written and delivered via email by our officers and directors.

17. Expand Supply operations to include Alaskan Salmon Fishery: Begin contacting Alaskan Native-American groups regarding supplying Alaskan Salmon and other seafood products to compliment the Pacific Northwest suppliers during January-March 2006. There will be no cost to complete this milestone, as our officers and directors will be making all the contacts/solicitations.

Risk Factors
------------

1. We may be unable to continue as a going concern if we fail to generate sufficient revenues.

We are a development stage entity and have not yet fully implemented our planned principal operations or generated any revenues. We will not be profitable until we establish a customer base and begin to derive revenues. We expect to continue to lose money unless we are able to generate sufficient revenues and cash flows. Our auditors have expressed the opinion that, since we do not have significant cash or other material assets, nor an established source of revenues sufficient to cover our operating costs, there is substantial doubt about our ability to continue as a going concern. Our officers and directors have committed to advancing operating costs to us on an interest free basis to insure that we have enough operating capital for the next twelve months; however, there are no assurances that we will be able to generate any business or revenues.
If we are unable to generate sufficient revenues and cash flows to meet our costs of operations, we may be forced to cease our business.

                                 20


From inception to September 30, 2004 and to the date of the filing of this registration statement, we have incurred net operating losses of $4,108 and no revenues. We have cash on hand as of September 30, 2004 in the amount of $40,142. Our continued operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to generate sufficient revenues and/or obtain financing if and when needed, our current business plans could fail and we may be forced to close our business.

2. Changes in consumer preferences could reduce demand for our products.

Any change in consumer preferences for fish and/or seafood products could have a material adverse effect on our business operations and resulting proposed revenues. Failure to anticipate and respond to changes in consumer preferences and demands could lead to, among other things, lower sales results and revenues.

3. We are dependent on independent fishing contractors for the production of the seafood products we intend to broker and market.

We rely completely upon independent third parties for the seafood products we intend to broker to third parties. The inability of a supplier or fishing contractor to deliver products we have brokered in a timely manner or to meet our quality standards could cause us to miss the delivery requirements of our customers for those items. This could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which will decrease our revenues. Although we plan to enter into purchase order commitments with specific time frames for delivery, method of payment, design and quality specifications and other standard industry provisions, we do not have any long-term contracts with any of our proposed suppliers/independent fishing contractors. In addition, we compete with other companies for the production capacity of independent suppliers. As we are a development stage, startup company, all of these competing companies have substantially greater brand recognition, established reputations and financial and other resources than we do, thereby giving them an advantage in the competition for production capacities. Fluctuations in the availability and cost of products could reduce our future proposed profitability.

4. Our operating results are vulnerable to fluctuations in the cost and availability of the products we may acquire.

We expect that alternate qualified suppliers will be available in the event there are production, delivery or other problems with our primary suppliers/fishing contractors. However, as we use a foreign currency to purchase our products, fluctuations in exchange rates could adversely affect the competitiveness of the products that we

                                21


import. We have no plans to hedge our operations against exchange rate fluctuations and this could make some or all of our products less desirable in the event of unfavorable exchange rate fluctuations.
This, in turn, could reduce our any future profitability.

5. We may become dependent upon a limited number of customers and our revenues may be negatively affected by the loss of any number of such customers.

At times, we may derive a significant portion of our revenue from a limited number of customers. Our revenues could be negatively affected if we were to lose any major clients or if we were to fail to collect a large account receivable. In addition, many of our customer relationships will be on a per purchase order basis. As a result, we cannot be guaranteed that any customer will continue to use our brokerage services to purchase their products beyond each individual order. Accordingly, the loss of any large customer relationship could adversely impact our business, financial condition and results of operations.

6. Our Management is involved with other business activities, which could reduce the time they allocate to our operations.

Our operations depend substantially on the skills and business experience of Sheldon Goldberg and David Knapfel, our officers and directors, who each currently devote part time to our business operations. David Knapfel devotes approximately 5 hours per week and Sheldon Goldberg devotes approximately 20 hours per week. During the busy fishing season, both officers and directors will be devoting additional time, as needed, to our business. Without employment contracts, we may lose any of our officers and directors to other pursuits without a sufficient warning and, consequently, be forced to either hire adequate replacements or go out of business. Our officers and directors may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, one or more of these individuals may face a conflict in selecting between devoting time to our business and his other business interests. We have not formulated a policy for the resolution of such conflicts.

7. Our current shareholders control our company and have voting control; as a result, you may have no influence over future matters considered by our stockholders and/or Board of Directors.

Our current officers, directors and their affiliates currently own 50% of our issued and outstanding common stock. As a result, the existing stockholders are in a position to elect all of our directors, appoint our officers and control our affairs and operations. Our Articles of Incorporation do not provide for cumulative voting.


                                  22


8. Fluctuations in the trading price of our common stock could prevent investors from selling their holdings.

The trading price of our common stock could be subject to wide fluctuations in response to variations in quarterly results of operations, the gain or loss of significant customers, changes in earning estimates by analysts, announcements of innovative new seafood products or methods by us or our competitors, general economic conditions and other events or factors, many of which are beyond our control. In addition, the stock market has recently experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to ours, which have been unrelated to the operating performance of these companies. These market fluctuations in the trading price of our common stock could make it difficult for investors to sell their stock or ever realize a profit in any investment they make in our company.

9. Investors may have difficulty liquidating their investment because our common stock is subject to penny stock regulation.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, customers in our securities may find it difficult to sell their securities, if at all.

10. Certain Nevada corporation law provisions could prevent a potential takeover, which could adversely affect the market price of our common stock.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval

                                    23


of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.

Item 3.  Description of Property
--------------------------------
We maintain a virtual office at Suite #400 - 601 West Broadway, Vancouver, BC V5Z 4C2, for which we pay approximately $125 per month on a verbal month to month basis with no cancellation policy. Services include personalized answering service and voicemail for an unlimited number of calls, fax receiving, business address and mail receiving, as well as availability of office space, boardroom space, and secretarial services on an a la carte basis. We rent our virtual office from Office Suites on Broadway, an unrelated third party, located at the same address. We believe that our current office arrangements are suitable given the nature of our current operations and also believe that we will not need to lease additional administrative offices for at least the next 12 months.


Item 4.  Security Ownership of Certain Beneficial Owners and
Management
---------------------------------------------------------------------

The following table sets forth as of May 13, 2004 regarding certain information regarding the beneficial ownership of our common stock by:

1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.  Each of our directors and executive officers, and

3.  All of our directors and executive officers as a group.

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.





                                  24

----------------------------------------------------------------------
                                            Amount and
                                             Nature of         Percent
                    Name and Address        Beneficial           of
Title of Class      of Beneficial Owner     Ownership          Class
----------------------------------------------------------------------
Common Stock        Sheldon Goldberg         500,000            25%
                    846 W. 46th Avenue
                    Vancouver, BC,
 			  Canada V5Z 2R2

Common Stock        David F. Knapfel         500,000            25%
                    585 W. 60th Avenue
                    Vancouver, BC,
                    Canada V6P 1Z8
---------------------------------------------------------------------
Officers and Directors
as a Group (2 persons)                     1,000,000            50%
---------------------------------------------------------------------

Change in Control
-----------------
No arrangements exist or are planned that may result in a change of control of our Company.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons
----------------------------------------------------------------------
The following table sets forth certain information with respect to each of our executive officers or directors.

---------------------------------------------------------------------
 Name                Age  Position(s)       Period Serving    Term
----------------------------------------------------------------------
Sheldon Goldberg     45   President, CEO,   May 2003-2005   1 year(1)
                          and Director

David F. Knapfel     32   Vice President,   May 2003-2005   1 year(1)
                          Treasurer, CFO,
                          Secretary,
                          Principal
                          Accounting
                          Officer and
                          Director
----------------------------------------------------------------------

(1)Officers and directors hold office until the next annual director and/or stockholders' meeting, held in May of each year, or until a successor or successors are elected and appointed.

Directors, Executive Officers and Significant Employees
-------------------------------------------------------
Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last five years:

                              25

Sheldon Goldberg has been the President, CEO and Chairman of the Board of Directors of the company since inception. From 1986 to present, he has been an independent contractor trading in seafood products. in the West Coast Seafood Industry, focusing on the purchasing, processing, wholesaling and logistics of handling wild stock of fresh and frozen salmon. He has vast experience in secondary processing such as salmon roe extraction and smoking. For the past 15 years he has associated himself with members of the First Nation's groups, where he has learned and worked in the seafood industry. Mr. Goldberg devotes full time to our business.

David Knapfel has been the Vice-President, Treasurer, CFO, Principal Accounting Officer, Secretary and a Director of the Company since inception. Since March 2003, he has also been the Secretary, a Director and a principal stockholder of Thai One On, Inc., a publicly registered and reporting under SEC File Number 333-115776, but not listed or trading, Nevada corporation, which owns and operates restaurants in Taipan, Selangor, Malaysia. From August 2001 to March 2003, Mr. Knapfel was the owner of Touchwood Co., Ltd., a retailer and wholesaler dealing in the restoration and exportation of SE Asian antique furniture located in Bangkok, Thailand. From July 2002 to August 15, 2003, he was an officer, director and principal shareholder of 4forGolf, Inc., a Nevada corporation engaged in the online golf reservations business, which was a public reporting company that voluntarily filed a Form 10-SB under SEC File No. 0-50036 subject to the Exchange Act of 1934. The company's business plans were unsuccessful; the company was merged and changed its name to Tricell, Inc. Mr. Knapfel resigned in August 2003. From April 1999 to August 2001, he was the owner of Dogma.com Co., Ltd., a company specializing in print and internet graphic design. From April 1997 to April 1999, he worked as a freelance print and Internet graphic designer. He attended the British Columbia Institute of Technology in Burnaby, BC and graduated with a Diploma in Technology, Building Economics & Design in April 1997. Mr. Knapfel currently devotes part time on an as needed basis to our business, which generally amounts to about 5 hours per week.

Item 6.  Executive Compensation
-------------------------------
Remuneration of Directors, Executive Officers and Significant
Employees
-------------------------------------------------------------
We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. We have no proposal, understanding or arrangement concerning accrued earnings to be paid in the future. In the meanwhile, none of our executive officers have been drawing salaries since they were appointed to their positions.

                               26

----------------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
----------------------------------------------------------------------
                        Annual Compensation     Long-Term Compensation
                   ---------------------------   ---------------------
                                        Other    Awards    Payouts
Name and                                Annual
Position(s)        Year  Salary  Bonus   Comp.
----------------------------------------------------------------------
Sheldon Goldberg   2004     -      -      -         -           -
President and CEO  2003     -      -      -         -           -

David F. Knapfel   2004     -      -      -         -           -
VP, Treasurer,     2003     -      -      -         -           -
Principal
Accounting Officer
and Secretary

----------------------------------------------------------------------

Directors' Compensation
-----------------------
We have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors of our company.

Employment Contracts and Officers' Compensation
-----------------------------------------------
Since our incorporation, we have not entered into employment agreements with any of our officers, directors or employees. Any future compensation to be paid to these individuals will be determined by our Board of Directors, and employment agreements will be executed. We do not currently have plans to pay any compensation to our officers or directors until such time as we are cash flow positive.

Stock Option Plan And Other Long-term Incentive Plan
----------------------------------------------------
We currently do not have existing or proposed option/SAR grants.

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------
In May, 2003, a total of 1,000,000 shares, consisting of 500,000 shares each, were issued to Sheldon Goldberg and David Knapfel, officers and directors of our Company, in exchange for $.005 per share, or $5,000.

We do not have any other related transactions and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.

Item 8.  Description of Securities
----------------------------------
Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.001 per share. As of September 30, 2004 and the date of the filing of this registration statement, we had 2,000,000

                                27

shares of common stock outstanding. The following summary discusses all of the material terms of the provisions of our common stock, as set forth in our Articles of Incorporation and bylaws.

Common Stock - As a holder of our common stock:

1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholder; and

5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Anti-Takeover Provisions - Our charter and by-laws allow us to authorize and issue common stock with designations and rights that our Board of Directors may determine at their discretion to create voting impediments or to frustrate persons seeking to effect a merger or to otherwise gain control of our company. Additionally, the anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Revised Statutes apply to our company. The Nevada law prohibits us from merging with or selling our company or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of our company. Our articles and by-laws do not contain similar provisions.
                           Part II
                           -------
Item 1.  Market for Common Equity and Related Stockholder Matters
-----------------------------------------------------------------
Market Information
------------------
There is currently no established public trading market for our common stock. Our common stock is currently listed for quotation in the Pink Sheets under the symbol SEYS; however, active trading has not yet commenced. We have no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

                                28

Shares Available Under Rule 144
-------------------------------
There are currently 1,000,000 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. All 1,000,000 shares are held by our affiliates, as that term is defined in Rule 144(a)(1). At the present time, the resale or transfer of the restricted shares of Common Stock is not permissible. In general, under Rule 144 as amended, a person who has beneficially owned and held restricted securities for at least one year, including affiliates, may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Our officers and directors, possessing approximately 50% of our voting common stock, control significantly all of our activities and thus, may affect the determination of whether dividends are paid on to our stockholders.

Holders
-------
As of the date of this prospectus, we have approximately 2,000,000 shares of our common stock issued and outstanding, held by approximately 31 shareholders of record.

Our transfer agent is Holladay Stock Transfer, Inc., 2939 N. 67th
Place, Scottsdale, Arizona 85251, telephone (480) 481-3940.

Dividends
---------
We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on its common stock. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects, and other factors that the board of directors considers relevant.


Item 2.  Legal Proceedings
--------------------------
We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.


                                  29


Item 3.  Changes in and Disagreements with Accountants
------------------------------------------------------
On March 4, 2005, Registrant's certifying accountant, Clyde Bailey, PC, resigned due to health and other reasons.

Clyde Bailey's audit report on the financial statements for the year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope or accounting principles.

The decision to change auditors was recommended to the stockholders and approved by the Board of Directors and by majority vote of the stockholders based solely on the reason that Clyde Bailey, PC, resigned for health reasons.

There have been no disagreements with Clyde Bailey PC, on any matter of accounting principles or practices, financial statement disclosure, or auditing scopes or procedures.

In March 2005, Registrant engaged the services of  Franklin Griffith
& Associates, an independent certified public accounting firm located in Las Vegas, Nevada, as its principal accounting firm to audit its financial statements for the year ended December 31, 2004.
Such engagement was confirmed by majority vote of the Board of Directors and stockholders at special meetings held on March 5, 2005.

Registrant has provided Clyde Bailey, PC, a copy of the disclosures it is making in response to this item and requested he furnish a letter addressed to the Commission stating whether he agrees with its statements, which Mr. Bailey did. A copy of Mr. Bailey's letter is attached to this filing as Exhibit 99.

Item 4.  Recent Sale of Unregistered Securities
-----------------------------------------------
The following discussion describes all the securities we have sold within the past three fiscal years:

Sales conducted under an exemption from registration provided under
Section 4(2) -

In May, 2003, we issued a total of 1,000,000 shares of our $0.001 par value common stock as founder's shares to Sheldon Goldberg and David Knapfel, both of whom are officers and directors of our company. Each of these individuals received 500,000 shares. The shares were issued in exchange for cash in the aggregate amount of $5,000. We believe that the issuances of our common stock delineated above are exempt from the registration provisions of Section 5 of the Securities Act as such exemption is provided under Section 4(2) because:

     1. None of these issuances involved underwriters, underwriting discounts or commissions;

     2. Restrictive legends are placed on all certificates issued;

                                    30

     3. The distribution did not involve general solicitation or advertising; and

     4. The distributions were made only to our founders, who are our officers and directors.

Sales conducted under Regulation D -

In August, 2004, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,000,000 shares of common stock, par value, at a price of $0.04 per share to approximately 29 investors. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a "best efforts", "all-or-nothing" basis and was not underwritten. In regards to the offering closed in August 2004, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 offering:

     1. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.

     2. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In August 2004, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,000,000 shares of our common stock to a total of 29 shareholders.

         The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.

     3. The aggregate offering price for the offering closed in August 2004 was $40,000, all of which was collected from the offering.

                                  31



Item 5.  Indemnification of Directors and Officers
--------------------------------------------------
Pursuant to the provisions of NRS 78.751, we shall indemnify our directors, officers and employees as follows:

Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he may be made a party, or in which he may become involved, by reason of being or having been a director, officer, employee or agent of our company or is or was serving at the request of our company as a director, officer, employee or agent of our company, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of our company. We will provide to any person who is or was a director, officer, employee or agent of our company or is or was serving at our request as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

Our Articles of Incorporation provide for every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him in connection therewith.

Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

                                32


Our Bylaws provide for indemnification of directors, officers and employees against all expenses and liabilities as a result of any suit, litigation or other proceedings for damages. We have further been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by an affiliate or our company in connection with the securities being registered, we will submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                          Part F/S

Item 1.  Financial Statements
-----------------------------
The following documents are filed as part of this report:

      (a)  Audited Financial Statements as of December 31, 2003
      (b)  Interim Unaudited Financial Statements as of
           September 30, 2004
















                                 33


CLYDE BAILEY P.C.
-------------------------------------------------------------------
                                      Certified Public Accountant
                                         10924 Vance Jackson #404
                                         San Antonio, Texas 78230
                                    (888) 699-1287 (210) 699-1287
                           Member:    American Institute of CPA's
                                           Texas Society of CPA's
Board of Directors
Sockeye Seafood Group, Inc.

                     INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Sockeye Seafood Group, Inc., a development stage enterprise, as of December 31, 2003 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from May 21, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the period from May 21, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 5 in the notes to financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Clyde Bailey P.C.
San Antonio, Texas
October 7, 2004

                                     34

                             Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                                   Balance Sheet


                                                        December 31
                                                           2003
                                                        -----------
A S S E T S
-----------
Current Assets
--------------
Cash                                                   $     3,272
                                                       -----------
Total Current Assets                                         3,272
                                                       -----------
Total  Assets                                          $     3,272
                                                       ===========
L I A B I L I T I E S
---------------------
Current Liabilities
-------------------
Accounts Payable                                                 -
                                                       -----------
Total Current Liabilities                                        -
                                                       -----------
Total Liabilities                                                -

S T O C K H O L D E R S '    E Q U I T Y
----------------------------------------
Common Stock                                                 1,000
  25,000,000 authorized shares, par value $.001
   1,000,000 shares issued and outstanding

Additional Paid-in-Capital                                   4,000
Accumulated Deficit during the Development Period           (1,728)
                                                        ----------
Total Stockholders' Equity                                   3,272
                                                        ----------
Total Liabilities and Stockholders' Equity              $    3,272
                                                        ==========

    The accompanying notes are integral part of the consolidated financial statements.

                                    35

                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                             Statement of Operations

                                                       From Inception
                                                       (May 21, 2003)
                                                             to
                                                      December 31, 2003
                                                      -----------------
Revenues:
--------
Revenues                                                $        -
                                                        ----------
Total Revenues                                                   -

Expenses:
-------
Bank Charges                                                   133
Filing Fees                                                    595
Professional Fees                                            1,000
                                                        ----------
Total Expenses                                               1,728
                                                        ----------
Net loss from Operations                                    (1,728)

Provision for Income Taxes:
--------------------------
Income Tax Benefit                                               -
                                                        ----------
Net Loss                                                $   (1,728)
                                                        ==========
Basic and Diluted Loss Per Common Share                 $    (0.00)
                                                        ----------
Weighted Average number of Common Shares                 1,000,000
used in per share calculations                          ==========



    The accompanying notes are integral part of the consolidated financial statements.

                                    36

                           Sockeye Seafood Group Inc.
                        (A Development Stage Enterprise)
                       Statement of  Stockholders' Equity

                                                     Deficit
                                                   Accumulated
                                $0.001   Paid-In    During the      Stockholders'
                      Shares  Par Value  Capital  Development Stage   Equity
                  ---------------------------------------------------------------

Balance,
May 21, 2003            0      $     -   $    -      $      -        $       -


May 21, 2003-
Stock Issued
for Cash           1,000,000     1,000    4,000             -            5,000


Net Loss                -            -        -        (1,728)          (1,728)
                   --------------------------------------------------------------


Balance,
December 31,
2003               1,000,000   $ 1,000   $4,000      $ (1,728)       $   3,272
                   ==============================================================












       The accompanying notes are integral part of the consolidated financial statements.




                                       37


                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                             Statement of Cash Flows

                                                      From Inception
                                                      (May 21, 2003)
                                                            to
                                                     December 31, 2003
                                                     -----------------
Cash Flows from Operating Activities:
------------------------------------
Net Loss                                              $     (1,728)
Accounts Payable                                                 -
                                                      ------------
Net Cash Used in Operating Activities                       (1,728)
                                                      ------------

Cash Flows from Investing Activities:
------------------------------------
Other Assets                                                     -
                                                      ------------
Net Cash Used in Investing Activities                            -
                                                      ------------

Cash Flows from Financing Activities:
------------------------------------
Common Stock                                                 5,000
                                                      ------------
Net Cash Provided from Financing Activities                  5,000
                                                      ------------
Net Increase in Cash                                         3,272
                                                      ------------
Cash Balance,  Begin Period                                      -
                                                      ------------
Cash Balance,  End Period                             $      3,272
                                                      ============
Supplemental Disclosures:
------------------------
Cash Paid for interest                                $          -
                                                      ============
Cash Paid for income taxes                            $          -
                                                      ============

   The accompanying notes are integral part of the consolidated financial statements.

                                   38

                     Sockeye Seafood Group Inc.
                   (A Development Stage Enterprise)
                    Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
Sockeye Seafood Group Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 21, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,000,000 shares issued and outstanding as of December 31, 2003. The Company's year end for accounting purposes will be December 31.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
----------------------------
The Company has adopted Financial Accounting Standard No. 52. Assets and liabilities of operations in foreign countries are translated into U.S. dollars using both the exchange rate in effect at the balance

                                  39

                       Sockeye Seafood Group Inc.
                     (A Development Stage Enterprise)
                     Notes to Financial Statements

sheet date or historical rate, as applicable. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity (Accumulated other comprehensive loss), while gains and losses resulting from foreign currency transactions are included in operations.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Recent Accounting Pronouncements
--------------------------------
In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement further clarifies accounting for derivative instruments. The company believes the adoption of this Statement will have no material impact on its financial statements.


                                 40

                  Sockeye Seafood Group Inc.
                (A Development Stage Enterprise)
                Notes to Financial Statements

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," ("SFAS 150").
SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe the adoption of SFAS 150 will have a material impact on our consolidated financial statements

Note 2  -  Common Stock
-----------------------
In May 2003, a total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships with any individuals or entities.

Note 4 - Income Taxes
---------------------
Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Going Concern
------------------------
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have

                              41

                  Sockeye Seafood Group Inc.
                 (A Development Stage Enterprise)
                 Notes to Financial Statements

significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

Note 6  -  Subsequent Events
----------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.





















                                      42




                      SOCKEYE SEAFOOD GROUP, INC.
                     (A Development Stage Enterprise)
                            Balance Sheet

                                        September 30   December 31
                                           2004           2003
                                        ------------   -----------
ASSETS
------
Current Assets
--------------
Cash                                      $  40,142     $   3,272
Other Receivable                                750             -
                                          ---------     ---------
Total Current Assets                         40,892     $   3,272
                                           --------     ---------
Total Assets                              $  40,892     $   3,272
                                           ========     =========
LIABILITIES
-----------
Current Liabilities
-------------------
Accounts Payable                          $      -      $       -
                                           -------      ---------
 Total Current Liabilities                $      -      $       -
                                           -------      ---------
 Total Liabilities                               -              -


STOCKHOLDERS' EQUITY
--------------------
Common Stock                              $  2,000      $   1,000
 25,000,000 authorized shares,
 par value $.001, 2,000,000 shares
 issued and outstanding

Additional Paid-In-Capital                  43,000          4,000
Accumulated Deficit during the
 development Period                         (4,108)        (1,728)
                                           -------      ---------
 Total Stockholders' Equity                 40,892          3,272
                                           -------      ---------
 Total Liabilities and
 Stockholders' Equity                      $40,892      $   3,272
                                           =======      =========

              See accompanying notes to financial statements.

                                 43


                       Sockeye Seafood Group Inc.
                    (A Development Stage Enterprise)
                         Statement of Operations
                              Unaudited

                                                            From Inception
                                                            (May 21, 2003)
                    Three Months Ended   Nine Months Ended        to
                    September 30, 2004  September 30, 2004 September 30, 2004
                    ------------------  ------------------ ------------------
Revenues:
--------
Revenues                $        -         $         -         $        -
                        ----------         -----------         ----------
Total Revenues                   -                   -                  -

Expenses:
--------
Bank Charges                    82                 259                393
Filing Fees                      -                 235                830
Professional Fees              500                 595              1,595
Miscellaneous Expense        1,290               1,290              1,290
                        ----------        ------------         ----------
Total Expenses               1,872               2,379              4,108
                        ----------        ------------         ----------
Net loss from
Operations                  (1,872)             (2,379)            (4,108)

Provision for Income
Taxes:
--------------------
Income Tax Benefit               -                   -                  -
                        ----------        ------------         ----------
Net Income (Loss)       $   (1,872)       $     (2,379)        $   (4,108)
                        ==========        ============         ==========
Basic and Diluted
Earnings Per
Common Share            $    (0.00)       $      (0.00)        $    (0.00)
                        ----------        ------------         ----------
Weighted Average
number of Common
Shares used in per
share calculations       1,000,000           1,135,036          1,074,148

      The accompanying notes are integral part of the consolidated financial statements.

                                     44


                            Sockeye Seafood Group Inc.
                         (A Development Stage Enterprise)
                       Statement of  Stockholders' Equity
                                    Unaudited

                                                    Deficit
                                                   Accumulated
                                $0.001   Paid-In    During the      Stockholders'
                      Shares  Par Value  Capital  Development Stage   Equity
                  ---------------------------------------------------------------

Balance,
May 21, 2003            0      $     -   $    -      $      -        $       -


May 21, 2003-
Stock Issued
for Cash           1,000,000     1,000    4,000             -            5,000


Net Loss                -            -        -        (1,728)          (1,728)
                   --------------------------------------------------------------


Balance,
December 31,
2003               1,000,000   $ 1,000   $4,000      $ (1,728)       $   3,272

August 25, 2004-
Stock Issued for
Cash-504 Offering  1,000,000     1,000   39,000             -           40,000

Net Loss               -             -        -        (2,379)          (2,379)
                   --------------------------------------------------------------
Balance,
September 30,
2004               2,000,000   $ 2,000  $43,000      $ (4,108)       $  40,892
                   ==============================================================



         The accompanying notes are integral part of the consolidated financial statements.

                                          45

                             Sockeye Seafood Group Inc.
                           (A Development Stage Enterprise)
                              Statement of Cash Flows
                                     Unaudited

                                                              From Inception
                                                              (May 21, 2003)
                                       For Nine Months              to
                                  Ending September 30, 2004  September 30, 2004
                                  -------------------------  ------------------
Cash Flows from Operating
Activities:
-------------------------
Net Income (Loss)                      $       (2,379)           $     (4,108)
                                       --------------            ------------
Net Cash Used in Operating Activities          (2,379)                 (4,108)
                                       --------------            ------------

Cash Flows from Investing Activities:
------------------------------------
Other Receivable                                 (750)                   (750)
                                       --------------            ------------
Net Cash Used in Investing Activities            (750)                   (750)
                                       --------------            ------------

Cash Flows from Financing Activities:
------------------------------------
Common Stock                                   40,000                  45,000
                                       --------------            ------------
Net Cash Provided from
Financing Activities                           40,000                  45,000
                                       --------------            ------------
Net Increase in Cash                           36,871                  40,142
                                       --------------            ------------
Cash Balance,  Begin Period                     3,272                       -
                                       --------------            ------------
Cash Balance,  End Period              $       40,142            $     40,142
                                       ==============            ============
Supplemental Disclosures:
  Cash Paid for interest               $            -            $          -
                                       ==============            ============
  Cash Paid for income taxes           $            -            $          -
                                       ==============            ============

       The accompanying notes are integral part of the consolidated financial statements.

                                     46

                        Sockeye Seafood Group Inc.
                     (A Development Stage Enterprise)
                      Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------
Organization
------------
Sockeye Seafood Group Inc. ("the Company") was incorporated under the laws of the State of Nevada on May 21, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 2,000,000 shares issued and outstanding as of September 30, 2004. The Company is in its development stage and has little or no operating revenues or expenses.

Financial Statement Presentation
--------------------------------
The consolidated unaudited interim financial statements of the Company as of September 30, 2004 and for the nine months ended September 30, 2004, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2003 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2004, and the results of their operations for the nine months ended September 30, 2004, the three months ended September 30, 2004, and the period from inception (May 21, 2003) to September 30, 2004, and their cash flows for the nine months ended September 30, 2004, and the period from inception (May 21, 2003) to September 30, 2004.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2003 and related notes.

                                47

                     Sockeye Seafood Group Inc.
                  (A Development Stage Enterprise)
                    Notes to Financial Statements


Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Note 2  -  Common Stock
-----------------------
In May 2003, a total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In August 2004, a Regulation D Rule 504 offering was completed whereby 1,000,000 shares of common stock were issued at $.04 per share for a total of $40,000. The funds are to be used for expenses and working capital.

Note 3  -  Related Parties
--------------------------
The Organization has no significant related party transactions and/or relationships with any individuals or entities.












                                  48



                               Part III
                               ========

Item 1.  Index to Exhibits
--------------------------
 The following exhibits marked with an asterisk and required to be filed herein, are incorporated by reference and can be found in their entirety in our original Form 10-SB registration statement, filed on March 11, 2005 under CIK No. 0001301557, on the SEC website at www.sec.gov:


Exhibit
Number            Name and/or Identification of Exhibit
-------------------------------------------------------
  * 3(i)          Articles of Incorporation
  * 3(ii)         Bylaws
  * 23            Consent of Accountant
  * 99            Letter from former Accountant


                           SIGNATURES
                           ----------
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


SOCKEYE SEAFOOD GROUP INC.,
Registrant


/s/ Sheldon Goldberg                       Date: March 11, 2005
--------------------------------
By: Sheldon Goldberg, President,
    Chief Executive Officer and
    Director



/s/ David F. Knapfel                       Date: March 11, 2005
---------------------------------
By: David F. Knapfel, Treasurer,
    Chief Financial Officer,
    Treasurer and Principal
    Accounting Officer, Secretary
    and Director








                                       49